FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 03, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company” or “WBD Foods OJSC”), hereby notifies that on April 29, 2011 its Board of Directors decided to convoke Annual General Meeting of Shareholders, that is to be held on June 21, 2011 at 10:40 a.m. Moscow time at the Company’s location, record date is set on May 3, 2011 (as of the end of the registrar’s business day).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	CEO
Wimm-Bill-Dann Foods OJSC

Date: May 03, 2011